Filed by Bcom3 Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Bcom3 Group, Inc.

Commission File No. 333-87600

SEC-required information:

Bcom3 and Publicis have filed a final proxy statement/prospectus with the SEC concerning the transaction. Each Bcom3 shareholder will receive a copy of the proxy statement/prospectus by mail. We urge you to read the proxy statement/prospectus, as well as any other relevant documents that either party files with the SEC, because these documents contain important information. You can obtain these documents free of charge at the SEC’s web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3’s Annual Report on Form 10-K for the year ended December 31, 2001, and is also set forth in the proxy statement/prospectus.

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PRESS RELEASE
Contacts at Publicis Groupe SA:
Pierre Bénaich, Investor Relations	+33 1 4443 6500
Laurence Rey, Corporate Communications	+33 1 4443 7010

Contact at Bcom3 Group, Inc.

Wally Petersen, Corporate Affairs	+ 1 312 220 4186

News from Publicis Groupe SA and Bcom3

Bcom3 Shareholders to Vote September 20 on Publicis Merger

Paris and Chicago, August 22, 2002–Publicis Groupe SA and Bcom3 Group, Inc. announced that the Registration Statement has been declared effective today by the Securities & Exchange Commission, clearing the way for shareholders of Bcom3 to vote on the company's merger with Publicis.

The results of the Bcom3 shareholder vote will be announced at a shareholder meeting on Friday, September 20, at 9 a.m. Central Time, at 35 West Wacker Drive in Chicago. Closing would occur immediately thereafter, on the same day.

Publicis Groupe and Bcom3 first disclosed their intentions to merge on March 7, 2002. At that time, Tokyo-based Dentsu, Inc. announced that it would acquire a significant equity stake in what will rank as the world’s 4th largest advertising and marketing communications holding company.

Publicis Groupe SA (Euronext Paris: 13057, NYSE: PUB) will be the world’s fourth largest communications group (AdAge ranking, April 2002) following the closing of the acquisition of Bcom3, with operations in 109 countries on five continents.

The Group’s activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications and healthcare communications. Publicis Groupe is also ranked first worldwide in media consultancy and buying. This comprehensive range of services is made available to clients through the autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, Leo Burnett Worldwide, D’Arcy Worldwide and Fallon Worldwide, in addition to its consultancy and media buying networks: The Zenith Optimedia Group and Starcom MediaVest Group.

Publicis created an innovative communication concept called the Holistic Difference which has provided clients with new impact for their campaigns by taking into account their evolving needs in the context of changing target audiences.

With a staff of 20,592, Publicis Groupe SA reported (before acquisition of Bcom3) year 2001 billings of EUR 16.7 billion, revenues of EUR 2.43 billion and net income of EUR 151 million.

Web sites: www.publicis.com and www.finance.publicis.com

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